AMENDMENT 1
To
AMENDED AND RESTATED INDIRECT PARTICIPATION
INTEREST AGREEMENT
by and among
INTEROIL CORPORATION
AND
the
INVESTORS
(who have executed counterparts of this Amendment)
December 15, 2005

     This amendment (the “Amendment”), dated as of December 15, 2005, is entered into by and among InterOil Corporation, a New Brunswick, Canada corporation (“InterOil”), and those persons who have executed this Amendment (individually, an “Investor” and collectively the “Investors”).
     WHEREAS, InterOil and the Investors entered into an Amended and Restated Indirect Participation Interest Agreement, dated February 25, 2005 (the “Original Agreement”); and
     WHEREAS, InterOil and the Investors desire to amend certain sections of the Original Agreement as set forth herein in order to clarify certain provisions of the Original Agreement;
     NOW, THEREFORE, for good and valuable consideration, InterOil and the Investors agree as follows:
     1. Section 3.6 of the Original Agreement is hereby amended to read in its entirety as follows:
     Section 3.6 InterOil to Pay Costs. InterOil will be responsible for, and shall pay promptly when due, on behalf of itself and the Investors, all costs, including costs allocable to each Investor’s IPI Percentage, incurred to drill each of the Designated Exploration Wells and Optional Exploration Wells to Total Depth, including, without limitation, any costs incurred for materials, services and labor in connection with the drilling of each such well. For further clarification, InterOil shall not charge to the Investors, and the Investors shall not be required to pay, any Operator Direct Charges or Operator Indirect Charges attributable to any operations with respect to the drilling of the Exploration Wells other than from the Purchase Price deposited and disbursed from the Joint Account established under Section 14.5. InterOil shall also pay from the Joint Account all commissions and other expenses incurred in connection with structuring this Agreement, soliciting Investors, and otherwise entering into this Agreement.
     2. The portion of the first sentence of Section 14.5 of the Original Agreement prior to the proviso is hereby amended to read as follows:
     “InterOil will hold funds paid to it pursuant to Section 2.2 in the Joint Account or Joint Accounts and will only use funds to pay or reimburse commissions and other expenses incurred in connection with structuring this Agreement, soliciting Investors, and otherwise entering into this Agreement, and all exploration, geology, geophysical, general and administrative and all other support costs, drilling, logging and testing costs paid since September 1, 2004 with respect to the eight (8) well drilling Program contemplated by this Agreement;”

     3. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, U.S.A., WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAWS PROVISIONS THEREUNDER.
     4. This Amendment may be executed in multiple counterparts, each such Amendment so executed shall have the effect of an original, but all such counterparts shall together constitute but one and the same instrument.
     5. Except as specifically amended by this Amendment, the Original Agreement shall not be deemed amended, altered or waived in any manner. Capitalized terms used and not defined in this Amendment have the meaning given to them in the Original Agreement.
     6. This Amendment shall become effective upon execution by each of the Investors and the Company.
     In Witness Whereof, this Amendment has been executed by each of the parties to the Agreement.
[signature pages follow]

     In Witness Whereof, this Amendment has been executed by each of the parties to the Original Agreement effective as of the day and year first written above.

INTEROIL CORPORATION, a New Brunswick, Canada Corporation
By:
Phil E. Mulacek
Chief Executive Officer

INVESTORS

KINGS ROAD INVESTMENTS LIMITED,
a Cayman Islands limited company

By:

Name:

Title:

IPWI PARTNERS LC

By:

Name:

Title:

LASCO DEVELOPMENT, INC.

By:

Name:

Title:

LASCO FAMILY TRUST

By:

Name:

Title:

CLARION FINANZ A.G.

By:

Name:

Title:

PEQUOT PNG OIL, INC.

By:

Name:

Title:

BRUCE HENDRY

SENECA CAPITAL LP

By:	Seneca Capital Advisors, LLC,
as General Partner

By:

Name:

Title:

SENECA CAPITAL INTERNATIONAL LTD.

By:	Seneca Capital Investments, LLC,
as Investment Adviser

By:

Name:

Title:

SMITHFIELD FIDUCIARY LLC

By:

Name:

Title:

CYRUS OPPORTUNITITES MASTER FUND LTD.

By:	Cyrus Capital Partners, L.P.,
as Investment Manager

By:	Cyrus Capital Partners, GP, LLC,
as General Partner

By:

Name:

Title:

CYRUS OPPORTUNITITES MASTER FUND II LTD.

By:	Cyrus Capital Partners, L.P.,
as Investment Manager

By:	Cyrus Capital Partners, GP, LLC,
as General Partner

By:

Name:

Title:

CAPITAL VENTURES INTERNATIONAL

By:	Heights Capital Management, Inc.,
its authorized agent

By:

Name:

Title:

SELZ FAMILY 1997 TRUST

By:

Name:

Title:

BERNARD SELZ

PROVIDENT PREMIER MASTER FUND LTD

By:

Name:

Title:

EPIC LIMITED PARTNERSHIP

By:

Name:

Title:

EPIC LIMITED PARTNERSHIP II

By:

Name:

Title:

John J. Mack

By:

Name:	John J. Mack

Title:	Partner